Play LA Inc. Doubles it’s Presence in the UK and European Poker Markets with Acquisition of www.pokernewsheadlines.com

TORTOLA, British Virgin Islands – January 19th, 2010 – (Business Wire)   Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces its acquisition of poker news website www.pokernewsheadlines.com.

Poker News Headlines has a team of writers and editors who publish daily news and poker articles in six languages. Poker News Headlines publishes content for the English, French, Norwegian, Danish, Spanish and Romanian markets. David Hallonquist, Play LA Inc’s CEO states “This acquisition is consistent with our business strategy of rapidly increasing revenues through acquisition and expansion into new markets. The poker news content offered through Poker News Headlines is the perfect complement to the poker strategy and playing tips content we publish through our Guide to Poker websites.”

Play LA is an established publisher in the i-gaming markets, and currently has revenue generating Sports, Casino and Poker information websites. This acquisition effectively adds six new websites to the company’s established network of twelve i-gaming media properties, which include www.bettingchoice.co.uk,  and www.guidetopoker.com. This newest acquisition increases the total to eighteen websites.

Paul Sandells, the vendor of Poker News Headlines, and also a semi-professional poker player added “It’s fantastic to see my websites become part of a larger and successful media enterprise. I look forward to providing my expertise and industry perspectives in my articles, and contributing to the continued growth of the business.”

David Hallonquist further states “This is our first acquisition of 2010. The company is actively seeking additional revenue generating assets that fit with our business strategy of complementary content and rapid revenue growth.”

About Play LA Inc. ( www.playlainc.com )

Play LA Inc. is an international online publishing company that owns and operates a Global network of multi-language websites.  The Company currently owns and operates 18 websites that reach hundreds of thousands of people across the UK and Europe who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

All interested parties are encouraged to sign up on the company’s web site to receive future corporate updates and news releases.

Company Contact:

David Joseph

davidplayla@gmail.com

604-569-1801

Play LA Inc.

www.playlainc.com

246-431-0493